UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number: 001-40533

Dingdong (Cayman) Limited

(Registrant’s Name)

Building T4, Zhangjiang Science Gate,

Lane 188 Yuren Road

Shanghai, 200120

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ¨

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ¨

EXHIBIT INDEX

Exhibit No.	Description
99.1	Announcement—Record Date for 2026 Annual General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dingdong (Cayman) Limited

Date: February 26, 2026	By:	/s/ Changlin Liang
	Name:	Changlin Liang
	Title:	Director and Chief Executive Officer

Exhibit 99.1

Record Date for 2026 Annual General Meeting of Shareholders

SHANGHAI, February 25, 2026 — Dingdong (Cayman) Limited (the “Company”) (NYSE: DDL), a leading fresh grocery e-commerce company in China, announces that the record date for the purpose of determining the eligibility of the holders of the Class A ordinary shares and the Class B ordinary shares of the Company, par value US$ 0.000002 each (the “Ordinary Shares”), to vote and attend the forthcoming 2026 annual general meeting of the Company (the “AGM”), will be as of the close of business on Monday, March 9, 2026, Shanghai time (the “Ordinary Share Record Date”).

In order to be eligible to vote and attend the AGM, with respect to Ordinary Shares registered on the Company’s principal share register in the Cayman Islands, all valid documents for the transfers of shares accompanied by the relevant share certificates must be lodged with the Company’s principal share registrar and transfer office, Maples Fund Services (Cayman) Limited, PO Box 1093, Boundary Hall, Cricket Square, Grand Cayman, KY1-1102, Cayman Islands, no later than 6:00 p.m. on Friday, March 6, 2026, Cayman Islands time (due to the time difference between the Cayman Islands and Shanghai). All persons who are registered holders of the Ordinary Shares on the Ordinary Share Record Date will be entitled to vote and attend the AGM.

Holders of American depositary shares (the “ADSs”) issued by Deutsche Bank Trust Company Americas as the depositary of the ADSs (the “Depositary”), each two representing three Class A ordinary shares of the Company, may attend, but may not vote at, the AGM. The ADS holders as of the close of business on Friday, March 6, 2026, New York time (the “ADS Record Date”, together with the Ordinary Share Record Date, the “Record Date”), after receiving the voting materials from the Depositary, will be able to instruct the Depositary, being the holder of record of the Class A ordinary shares represented by the ADSs, as to how to vote the Class A ordinary shares represented by such ADSs. The Depositary will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the AGM the Class A ordinary shares represented by the ADSs in accordance with the instructions that it has properly and timely received from the ADS holders. Please be aware that, because of the time difference between Shanghai and New York, any ADS holders that cancel their ADSs in exchange for Class A ordinary shares on Friday, March 6, 2026, New York time will no longer be ADS holders with respect to such canceled ADSs as of the ADS Record Date and will not be able to instruct the Depositary as to how to vote the Class A ordinary shares represented by such canceled ADSs as described above; such ADS holders will also not be holders of the Class A ordinary shares represented by such canceled ADSs as of the Ordinary Share Record Date for the purpose of determining the eligibility to attend and vote at the AGM.

About Dingdong (Cayman) Limited

Dingdong (Cayman) Limited is a leading fresh grocery e-commerce company in mainland China, with sustainable long-term growth. We directly provide users and households with fresh groceries, prepared food, and other food products through delivering a convenient and excellent shopping experience supported by an extensive self-operated frontline

Exhibit 99.1

fulfillment grid. Leveraging our deep insights into consumers’ evolving needs and our strong food innovation capabilities, we have successfully launched a series of private label products spanning a variety of food categories. Many of our private label products are produced at our Dingdong production plants, allowing us to more efficiently produce and offer safe and high-quality food products. We aim to be the first choice for fresh and food shopping.

For more information, please visit: https://ir.100.me.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Among other things, business outlook and quotations from management in this announcement, as well as Dingdong’s strategic, operational, share repurchase and dividend plans, contain forward-looking statements. Dingdong may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its interim and annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Dingdong’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the successful completion of the Transaction; Dingdong’s goals and strategies; Dingdong’s future business development, financial conditions, and results of operations; the expected outlook of the on-demand e-commerce market in China; Dingdong’s expectations regarding demand for and market acceptance of its products and services; Dingdong’s expectations regarding its relationships with its users, clients, business partners, and other stakeholders; competition in Dingdong’s industry; Dingdong’s proposed use of proceeds; and relevant government policies and regulations relating to Dingdong’s industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this announcement and in the attachments is as of the date of the announcement, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Dingdong Fresh

ir@100.me